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                                                                  EXHIBIT (d)(4)





RETURN DATE:  JULY 23, 2002                 : SUPERIOR COURT
                                            :
BRICKELL PARTNERS, on behalf of             : JUDICIAL DISTRICT OF ANSONIA-
itself and all others similarly situated,   : MILFORD
                                            :
V.                                          :
                                            : AT MILFORD
PETER W. GILSON, A. JEFFREY TURNER,         :
LOUIS MARX, JR., STANLEY R. RAWN, JR.,      :
HERBERT M. FRIEDMAN, A. CLINTON             :
ALLEN, CLARKE H. BAILEY, ROBERT S.          :
PRATHER, JR., JOHN SPENCER, JOHN V.         :
TUNNEY, SWISS ARMY, BRANDS, INC.,           :
AND VICTORINOX AG                           : JUNE 19, 2002


                                    COMPLAINT

      1. Plaintiff Brickell Partners has owned shares of SABI common stock at all relevant times and continues to own such shares.

      2. Defendant, SABI, is a corporation incorporated in Delaware that maintains its principal place of business at One Research Drive, Shelton, Connecticut 06484. SABI imports, manufactures and distributes consumer products, including watches, pocket knives, cutlery, multi-tools and sunglasses. The Company is the exclusive distributor in the United States, Canada (with one minor exception for cutlery) and the Caribbean (collectively, the "exclusive Territories") of numerous VA products, including Victorinox Original Swiss Army Knife, Victorinox SwissTool, Victorinox SwissCard and Victorinox Cutlery. SABI also markets its own line of Swiss Army Brand
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Watches, Swiss Army Brand Sunglasses and Swiss Army Brand Writing Instruments
under the Swiss Army brand in North America and the Victorinox Swiss Army Brand outside North America. Also, the Company manufactures and distributes Bear MGC knives and multi-tools. The Company has been marketing Victorinox Original Swiss Army Knives and Victorinox Cutlery for over sixty years and has been the exclusive United States distributor of such products since 1972.

      3. Defendant VA, is a Swiss corporation with a principal place of business at Schmiedgasse 57, CH-6438 Ibach, Switzerland. VA is Europe's largest cutlery producer and SABIs principal supplier of pocket knives and cutlery. In December, 2000, VA and its affiliates, long-time stockholders of the Company, purchased sufficient shares of SABI common stock ("Common Stock") in private and open market transactions to acquire majority control of the Company. As of June 12, 2002, VA owned 5,262,400 shares of Common Stock, constituting approximately 62.8% of the issued and outstanding shares of Common Stock. Further, Charles Elsener, Sr. ("Elsener"), the controlling shareholder of VA, owns an additional 346,705 shares of SADI. Thus, Elsener may be deemed to be the beneficial owner of 5,609,105 shares of Common Stock, constituting approximately 66.9% of the issued and outstanding shares of Common Stock as of that date.

      4. Defendant Peter W. Gilson ("Gilson") is an individual who resides at 1102 Berkeley Road, Greenville, Delaware 19807, who has served as Chairman of the Board of Directors of SABI



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(the "Board") since 1998 and Chief Executive Officer of SABI since April 1,
2001. Since VA owns more than 50% of SABI stock, it is in a position to control Defendant Gilson and determine whether he will continue to sit on the SABI Board of Directors.

      5. Defendant A. Jeffrey Turner ("Turner") is an individual who resides at 39 Madison Avenue, Madison, Connecticut 06443, who is a director of SABI and has served as the Company's President since April 1, 2001. Since VA owns more than 50% of SABI stock, it is in a position to control Defendant Turner and determine whether he will continue to sit on the SABI Board of Directors.

      6. Defendant Louis Marx, Jr. ("Marx") is an individual who resides at 170 East 78th Street, Apt. 4D, New York, New York 10021, who is a director of SABI and the Chairman of the Company's Executive Committee. Defendant Marx has close ties to VA, which he developed when he negotiated SABI's exclusive distribution agreement for the Exclusive Territories with VA. Defendant Marx is also President and a Director of Victorinox-Swiss Army Knife Foundation. Since VA owns more than 50% of SABI stock, it is in a position to control Defendant Marx and determine whether he will continue to sit on the SABI Board of Directors.

      7. Defendant Stanley R. Rawn ("Rawn") is an individual who resides at 53 Forest Avenue, Old Greenwich, Connecticut 06870, who is a director of SABI. Defendant Rawn has close



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ties to VA, which he developed when he negotiated SABI's exclusive distribution agreement for the Exclusive Territories with VA. Defendant Rawn is also a Director of Victorinox-Swiss Army Knife Foundation. Since VA owns more than 50% of SABI stock, it is in a position to control Defendant Rawn and determine whether he will continue to sit on the SABI Board of Directors.

      8. Defendant Herbert M. Friedman ("Friedman") is an individual who resides at 902 Heritage Village, Apt. A, Southbury, Connecticut 06488, who is a director of SABI and has served as Vice President and General Counsel of the Company since May, 1998. Defendant Friedman is also a Director of Victorinox-Swiss Army Knife foundation. Since VA owns more than 50% of SABI stock, it is in a position to control Defendant Friedman and determine whether he will continue to sit on the SABI Board of Directors.

      9. Defendant A. Clinton Allen ("Allen") is an individual who resides at 710 South Street, Needham, Massachusetts 02192, who is a director of SABI. Since VA owns more than 50% of SABI stock, it is in a position to control Defendant Allen and determine whether he will continue to sit on the SARI Board of Directors.

      10. Defendant Clarke H Bailey ("Bailey") is an individual who resides at 10 Oxford Road, Larchmont, New York 10538, who is a director of SABI. Since VA owns more than 50% of SABI stock, it is in a position to control Defendant Bailey and determine whether he will continue


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to sit on the SABI Board of Directors.

      11. Defendant Robert S. Prather, Jr. ("Prather") is an individual who resides at 1843 Wesley NW Road, Atlanta, Georgia 30327, who is a director of SABI. Since VA owns more than 50% of SABI stock, it is in a position to control Defendant Prather and determine whether he will continue to sit on the SABI Board of Directors.

      12. Defendant John Spencer ("Spencer") is an individual who resides at 7563 Ironhorse Boulevard, West Palm Beach, Florida 33412, who is a director of SABI. Defendant Spencer is also a director of Victorinox-Swiss Army Knife Foundation. Since VA owns more than 50% of SABI stock, it is in a position to control Defendant Spencer and determine whether he will continue to sit on the SABI Board of Directors.

      13. Defendant John V. Tunney ("Tunney"), is an individual who resides at 53 East 64th Street, New York, New York 10021, who is a director of SABI. Since VA owns more than 50% of SABI stock, it is in a position to control Defendant Tunney and determine whether he will continue to sit on the SABI Board of Directors.

      14. The defendants identified in paragraphs 8 through 19 collectively constitute the entirety of SABI's board of directors. These ten individuals are hereinafter referred to collectively as the "Individual Defendants."



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                              BASIS OF ALLEGATIONS

      15. Plaintiff, as and for its class action complaint, by and through its attorneys, alleges upon personal knowledge as to itself and its own acts, and upon information and belief derived from, inter alia, a review of documents filed with the Securities and Exchange Commission ("SEC") and publicly available sources as to all other matters:

                              NATURE OF THE ACTION

      16. This is a stockholder class action brought by plaintiff on behalf of the holders of Swiss Army Brands, Inc. ("SABI" or the "Company") common stock against SABI and its directors and others to enjoin defendants from causing the acquisition of SABI by Victorinox AG ("VA"), its controlling shareholder and primary supplier, at a grossly inadequate consideration, and to obtain other appropriate relief.

      17. By virtue of their positions as directors and, where applicable, officers of SABI and/or their exercise of control and ownership over the business and corporate affairs of SABI, the Individual Defendants have, and at all relevant times had, the power to control and influence and did control and influence and cause SABI to engage in the acts complained of herein. Each Individual Defendant owed and owes SABI and its shareholders fiduciary obligations and were and are required by law to: (1) use their ability to control and manage SABI in a fair, just and equitable manner; (2)



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act in furtherance of the best interests of SABI and its shareholders; (3) act to maximize shareholder value in connection with any change in ownership and control; (4) govern SABI in such a manner as to heed the expressed views of its public shareholders; (5) refrain from abusing their positions of control; and
(6) not favor their own interests at the expense of SABI and its public shareholders.

      18. Each defendant herein is sued individually and/or as a conspirator and aider and abettor. The Individual Defendants are also sued in their capacity as directors of SABI. The liability of each defendant arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                            CLASS ACTION ALLEGATIONS

      19. Plaintiff brings this action as a class action on behalf of all SABI common stock holders. Excluded from the Class are defendants, members of the immediate families of the defendants, their heirs and assigns, and those in privity with them.

      20. The members of the Class are so numerous that joinder of all of them would be impracticable. While the exact number of Class members is unknown to plaintiff, and can be ascertained only through appropriate discovery, plaintiff believes there are many thousands of Class members. SABI has over 8 million shares of Class A common stock outstanding.



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      21.   Plaintiff's claims are typical of the claims of the Class, since plaintiff and the other members of the Class have and will sustain damages arising out of defendants' breaches of their fiduciary duties. Plaintiff does not have any interests that are adverse or antagonistic to those of the Class. Plaintiff will fairly and adequately protect the interests of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.

      22. There are questions of law and fact common to the members of the Class that predominate over any questions which, if they exist, they affect individual class members. The predominant questions of law and fact include, among others, whether;

            (a) the defendants have and are breaching their fiduciary duties to the detriment of SABI's shareholders;

            (b) the Class has been damaged and the extent to which members of the Class have sustained damages, and what is the proper measure of those damages.

      23. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Further, as individual damages may be relatively small for most members of the Class, the burden and expense of prosecuting litigation of this nature makes it unlikely that members of the Class would prosecute



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individual actions. Plaintiff anticipates no difficulty in the management of this action as a class action. Further, the prosecution of separate actions by individual members of the class would create a risk of inconsistent or varying results, which may establish incompatible standards of conduct for defendants.

                             SUBSTANTIVE ALLEGATIONS

      24. SABI has distributed VA products since 1937, and is the exclusive distributor in the United States, Canada (with one minor exception for cutlery) and the Carribbean of the Victorinox Original Swiss Army Knife, Victorinox SwissTool, Victorinox SwissCard and Victorinox Cutlery. According to the Company's most recent Form 10-K, filed with the SEC on April 1, 2002, all of SABI's pocket knives and the majority of its cutlery are manufactured by VA.

      25. In addition to being the principal supplier of SABI, VA is a long-time stockholder. In December, 2000, VA and its affiliates purchased sufficient shares of Common Stock in private and open market transactions to acquire a majority of SABI. VA purchased an additional 8,700 shares of Common Stock between October 5, 2001 and October 10, 2001. As of June 12, 2002, VA and its controlling stockholder, Charles Elsener, beneficially own 5,609,105 shares of Common Stock, or 66.9% of the issued and outstanding shares.

      26. On June 12, 2002, VA submitted a proposal to a Special Committee of SABI's Board



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of Directors (the "Special Committee") to acquire all of the outstanding shares of Common Stock not currently owned by VA or its affiliates for a cash purchase price of $9.00 per share (the "Acquisition"). VA contemplates that the Acquisition will take the form of a tender offer by a newly-formed, wholly-owned subsidiary of VA, subject to the condition that at least a majority of the shares currently outstanding and not owned by VA or its affiliates are tendered pursuant to the offer. Once the tender offer is completed, the remaining shares of Common Stock would be acquired at the same cash price in a merger transaction.

      27. The Individual Defendants have failed to put SABI up for auction in response to VA's offer, and have thereby allowed the price of SABI stock to be capped, depriving plaintiff and the Class of the opportunity to realize any increase in the value of SABI shares. Despite the long-term value of the SABI acquisition for VA, SABI shareholders will be receiving an inadequate takeover premium over SABI's stock price immediately prior to announcement of the transaction. The substantial synergies and benefit from SABI, which VA will enjoy by virtue of the transaction, including, inter alia, SABI's well-established distribution network in the Exclusive Territories, are not being adequately compensated for in the acquisition price.

      28. By entertaining the offer from VA, SABI's board has initiated a process to sell SABI, which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court.



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However, the terms of the proposed transaction were not the result of a full and fair auction process or active market check. Rather, they were arrived at without a full and thorough investigation by the Individual Defendants; and the price and process are intrinsically unfair and inadequate from the standpoint of SABI shareholders.

      29. The Individual Defendants have failed to make an informed decision to date as no market check of SABI's value was obtained.

      30. The Individual Defendants have violated the fiduciary duties they owe to the shareholders of SABI. The timing and terms of the proposed transaction, and the defendants' failure to auction SABI, invite other bidders and provide a market check, demonstrate a clear absence of the exercise of loyalty and due care to SABI' s public shareholders.

      31. The Individual Defendants fiduciary obligations under the circumstances of VA's offer obligated them to:

            (a) Undertake an appropriate evaluation of SABI's net worth as a merger/acquisition candidate;

            (b) Actively evaluate the proposed transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value for SARI's public shareholders;

            (c) Act independently so that the interests of SABI's public shareholders will be


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protected and enhanced; and

            (d) Adequately ensure that no conflicts of interest exist between the Individual Defendants' own interests and their fiduciary obligations to maximize shareholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of SABI's public shareholders.

      32. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein.

      33. Plaintiff and other members of the class have been and will be damaged in that they have not and will not receive their fair proportion of the value of SABI's assets and business, will be largely divested from their right to share in SABI's future growth and development and have been and will be prevented from obtaining a fair and adequate price for their shares of Common Stock.

      34. The consideration to be paid to class members in the proposed merger is unfair and inadequate because, inter alia, the acquisition price is not the result of an appropriate consideration of the value of SABI.

      35. The Individual Defendants have not yet appointed or retained any truly independent person or entity to negotiate for or on behalf of SABI's public shareholders to promote their best interests in the exchange offer.



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      36.   The Individual Defendants have breached their duty of loyalty to
SABI's public shareholders by using their control of SABI to attempt to force plaintiff and the class to exchange their equity interest in SABI for unfair consideration, and to deprive SABI's public shareholders of the maximum value to which they are entitled.

      37. The terms of the proposed acquisition and merger are grossly unfair to the class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by the Individual Defendants by virtue of their positions of control of SABI and that possessed by SABI's public shareholders. Defendants' intent is to take advantage of this disparity and to induce class members to relinquish their SABI shares in the merger at an unfair exchange ratio on the basis of incomplete or inadequate information.

      38. VA has knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants. Further, the proposed acquisition and merger between SABI and VA could not take place without the knowing participation of VA.

      39. By reason of the foregoing, plaintiff and each member of the class is suffering irreparable injury and damages.

      40. Plaintiff and other members of the class have no adequate remedy at law.



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            WHEREFORE, plaintiff demands judgment as follows:

      1. determining that this action is a proper class action and that plaintiff is a proper class representative;

      2. declaring that defendants have breached their fiduciary duties to plaintiff and the Class and aided and abetted such breaches;

      3. enjoining the Acquisition and, if the Acquisition is consummated, rescinding it;

      4. awarding plaintiff and the class compensatory and/or rescissory damages as allowed by law;

      5. awarding interest, attorney's fees, expert fees and other costs, in an amount to be determined; and

      6.    granting such other relief as the Court may find just and proper.

                                    The Plaintiff,


                                    By: /s/ Eliot B. Gersten
                                        --------------------------
                                        Eliot B. Gersten, Esq.
                                        Gersten & Clifford
                                        214 Main Street
                                        Hartford, CT  06106
                                        Tel.:  860-527-7044
                                        Juris No.:  304302
                                        Its Attorney



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Of Counsel:
The Brualdi Law Firm
29 Broadway, Suite 1515
New York, NY  10006
Tel:  (212) 952-0602






                                       15
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RETURN DATE: JULY 23, 2002                 : SUPERIOR COURT
                                           :
BRICKELL PARTNERS, on behalf of            : JUDICIAL DISTRICT OF ANSONIA-
itself and all others similarly situated,  : MILFORD
                                           :
V.                                         :
                                           : AT MILFORD
PETER W. GILSON, A. JEFFREY TURNER,        :
LOUIS MARX, JR., STANLEY R. RAWN, JR.,     :
HERBERT M. FRIEDMAN, A. CLINTON            :
ALLEN, CLARKE H. BAILEY, ROBERT S.         :
PRATHER, JR., JOHN SPENCER, JOHN V.        :
TUNNEY, SWISS ARMY, BRANDS, INC.,          :
AND VICTORINOX AG.                         : JUNE 19, 2002


                            STATE OF AMOUNT IN DEMAND

      The amount in demand in the above-captioned action is more than $15,000.00, exclusive of interest, costs and attorney's fees.


                                    The Plaintiff,



                                    By: /s/ Eliot B. Gersten
                                        --------------------------
                                        Eliot B. Gersten, Esq.
                                        Gersten & Clifford
                                        214 Main Street
                                        Hartford, CT  06106
                                        Tel.:  860-527-7044
                                        Juris No.:  304302
                                        Its Attorney



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Of Counsel:
The Brualdi Law Firm
29 Broadway, Suite 1515
New York, New York  10006
Tel:  (212) 952-0602





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